SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 2)*

                   LADENBURG THALMANN FINANCIAL SERVICES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   50575Q 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 David Thalheim
                                6 Trusdale Drive
                          Old Westbury, New York 11568
                            Telephone: (516) 428-6300
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)




                                   May 7, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------                     ------------------------------
CUSIP No. 50575Q 10 2                                  Page 2 of 15 Pages
-----------------------------                     -----------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          The David Thalheim Revocable Living Trust Dated 3/5/96
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
                                                                         |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    1,414,211 Shares - See Item 5
         NUMBER OF          ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                   -0-
           EACH             ----------------------------------------------------
         REPORTING          9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    1,414,211 Shares - See Item 5
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,414,211 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                         |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                    ------------------------------
CUSIP No. 50575Q 10 2                                Page 3 of 15 Pages
----------------------------                    ------------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          David Thalheim
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
                                                                          |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   1,614,211 Shares
         NUMBER OF          ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                   -0-
           EACH             ----------------------------------------------------
         REPORTING          9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    1,614,211 Shares
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,614,211 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                         |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                    ------------------------------
CUSIP No. 50575Q 10 2                                Page 4 of 15 Pages
----------------------------                    ------------------------------

          This Amendment No. 2 adds the following information to Items 3, 4, 5, 6 and 7 of the Schedule 13D ("Schedule 13D") filed by David Thalheim ("Thalheim") and The David Thalheim Revocable Living Trust Dated 3/5/96 ("Trust"), with respect to ownership of the Common Stock, par value $.0001 per share, of Ladenburg Thalmann Financial Services Inc. (f/k/a GBI Capital Management Corp.), a Florida corporation ("Issuer").

          The percentage of beneficial ownership reflected in this Amendment No. 2 to the Schedule 13D is based upon 36,988,430 shares of Common Stock outstanding on May 7, 2001, based upon information known to the reporting persons.

Item 3. Source and Amounts of Funds or Other Consideration

          On April 24, 2001, Thalheim entered into a Second Amendment to the Employment Agreement, dated as of August 24, 1999, as amended as of February 8, 2001 ("Resignation Agreement"), between Thalheim, the Issuer and the Issuer's subsidiary, GBI Capital Partners Inc., pursuant to which Thalheim resigned from his position with the Issuer as of May 7, 2001. In connection with the Resignation Agreement, options to purchase 50,770 shares of the Issuer's Common Stock previously granted to Thalheim became immediately exercisable. Additionally, Thalheim was granted a new ten- year immediately exercisable option to purchase 100,000 shares of the Issuer's Common Stock at $3.05 per share.

Item 4. Purpose of Transactions

          On May 7, 2001, the Stock Purchase Agreement and the transactions previously reported on under Item 4 of Amendment No. 1 to the Schedule 13D filed by Thalheim and the Trust were consummated and the Trust sold 98,062 shares of the Issuer's Common Stock for an aggregate purchase price of $98,062, or $1.00 per share.

          In connection with the sale by the Trust, the Issuer's Board of Directors ("Board") waived a lock-up agreement between the Issuer and Thalheim pursuant to which Thalheim had agreed that he would not, without the Board's prior written consent, until August 2001, sell, transfer or otherwise dispose of any of his shares of the Issuer's Common Stock.

          Thalheim acquired the securities specified in Item 3 above pursuant to the Resignation Agreement. Thalheim may acquire additional securities from time to time in the market or in private transactions. Thalheim owns (i) an immediately exercisable option to purchase an additional 100,000 shares of the Issuer's Common Stock at $4.0625 per share until August 23, 2009 and (ii) an immediately exercisable option to purchase an additional 100,000 shares of the Issuers Common Stock at $3.05 per share until May 7, 2011.

Item 5. Interest in Securities of the Issuer

          The Trust is now the beneficial owner of 1,414,211 shares of the Issuer's Common Stock. Except as disclosed in this Amendment No. 2, the Trust has nominal voting and dispositive power over these shares exercised by Thalheim, the sole trustee of the Trust. The Trust beneficially owns 3.8% of the Issuer's outstanding shares of Common Stock. On May 7, 2001, the Trust ceased to beneficially own 5% of Issuer's outstanding Common Stock.

----------------------------                         ---------------------------
CUSIP No. 50575Q 10 2                                   Page 5 of 15 Pages
----------------------------                         ---------------------------

          Thalheim is now the beneficial owner of 1,614,211 shares of the Issuer's Common Stock. This amount includes 1,414,211 shares held of record by the Trust, a revocable living trust established for the benefit of Thalheim and of which Thalheim is the sole trustee and beneficiary, and 200,000 shares issuable upon exercise of immediately exercisable options held by Thalheim. Thalheim has sole voting and dispositive power over these shares. Thalheim beneficially owns 4.3% of the Issuer's outstanding shares of Common Stock. On May 7, 2001, Thalheim ceased to beneficially own 5% of Issuer's outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          On April 24, 2001, Thalheim and the Issuer entered into the Resignation Agreement described and on May 7, 2001, Thalheim and the Issuer entered into a Stock Option Agreement to reflect the stock option grant, each as described above in Item 3.

Item 7.   Material to be Filed as Exhibits

          1. Second Amendment to the Employment Agreement, dated August 24, 1999, between GBI Capital Partners Inc. and David Thalheim (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K/A filed on May 1, 2001)

          2. Stock Option Agreement, dated as of May 7, 2001, between Thalheim and the Issuer

---------------------------------                       ------------------------
CUSIP No. 50575Q 10 2                                      Page 6 of 15 Pages
---------------------------------                       ------------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 10, 2001


                               The David Thalheim Revocable Living Trust Dated 3/5/96



                          By:   /s/ David Thalheim
                               -------------------------------------------------
                               David Thalheim, Trustee




                                /s/ David Thalheim
                               -------------------------------------------------
                               David Thalheim

----------------------------                         ---------------------------
CUSIP No. 50575Q 10 2                                   Page 7 of 15 Pages
----------------------------                         ---------------------------


                             STOCK OPTION AGREEMENT


        AGREEMENT made as of the 7th day of May, 2001, by and between LADENBURG THALMANN FINANCIAL SERVICES INC., a Florida corporation (the "Company"), and David Thalheim (the "Consultant").

        WHEREAS, on April 13, 2001, pursuant to the terms and conditions of the Company's 1999 Performance Equity Plan (the "Plan"), the Board of Directors of the Company or the Committee (as such term is defined in the Plan) authorized the grant to the Consultant of an option (the "Option") to purchase an aggregate of 100,000 shares of the authorized but unissued common stock of the Company, par value $0.0001 (the "Common Stock"), in connection with and pursuant to the Second Amendment to the Employment Agreement, dated as of February 8, 2001, between Consultant, GBI Capital Partners Inc. and the Company ("Resignation Agreement"), and conditioned upon the Consultant's acceptance of the Option upon the terms and conditions set forth in this Agreement and subject to the terms of the Plan (capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Plan); and

        WHEREAS, the Consultant desires to acquire the Option on the terms and conditions set forth in this Agreement and subject to the terms of the Plan;

        IT IS AGREED:

        1. Grant of Stock Option. The Company hereby grants the Consultant the Option to purchase all or any part of an aggregate of 100,000 shares of Common Stock (the "Option Shares") on the terms and conditions set forth herein and subject to the provisions of the Plan.

        2. Non-Incentive Stock Option. The Option represented hereby is not intended to qualify as an "Incentive Stock Option" under Section 422 of the Internal Revenue Code of 1986, as amended.

        3. Exercise Price. The exercise price of the Option shall be $3.05 per share, subject to adjustment as hereinafter provided.

        4. Exercisability. This Option shall be fully vested as of the date hereof and shall remain exercisable from May 7, 2001 until the close of business on May 7, 2011 (the "Exercise Period").

        5. Withholding Tax. Not later than the date as of which an amount first becomes includible in the gross income of the Consultant for Federal income tax purposes with respect to the Option, the Consultant shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount. The obligations of the Company under the Plan and pursuant to this Agreement shall be conditional upon such payment or

----------------------------                         ---------------------------
CUSIP No. 50575Q 10 2                                   Page 8 of 15 Pages
----------------------------                         ---------------------------

arrangements with the Company and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Consultant from the Company.

        6. Adjustments. In the event of any reorganization, consolidation, dividend (other than cash dividend), stock split, reverse stock split, or other similar change in corporate structure affecting the number of issued shares of Common Stock as a whole, the Company shall proportionally adjust the number and kind of Option Shares and the exercise price of the Option in order to prevent the dilution or enlargement of the Consultant's proportionate interest in the Company and his rights hereunder, provided that the number of Option Shares shall always be a whole number.

        7. Method of Exercise.

            7.1 Notice to the Company. The Option shall be exercised in whole or in part by written notice in substantially the form attached hereto as Exhibit A directed to the Company at its principal place of business accompanied by full payment as hereinafter provided of the exercise price for the number of Option Shares specified in the notice.

            7.2 Delivery of Option Shares. The Company shall deliver a certificate for the Option Shares to the Consultant as soon as practicable after payment therefor.

            7.3 Payment of Purchase Price.

                7.3.1 Cash Payment. The Consultant shall make cash payments by wire transfer, certified or bank check or personal check, in each case payable to the order of the Company; the Company shall not be required to deliver certificates for Option Shares until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof.

                7.3.2 Cashless Payment. At the election of the Consultant, the purchase price for any or all of the Option Shares to be acquired may be paid by: (i) the surrender of shares of Common Stock of the Company held by or for the account of the Consultant with a "fair market value" equal to the purchase price multiplied by the number of Option Shares to be purchased, or (ii) the surrender of any exercisable but unexercised portion of the Option having a "value" equal to the purchase price multiplied by the number of Option Shares to be purchased. In either case, the fair market value of the surrendered shares or the value of the options shall be determined as of the date of exercise as follows: "Fair market value" of the Common Stock means, as of the exercise date:
(i) if the Common Stock is listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, the last sale price of the Common Stock in the principal trading market for the Common Stock on the last day trading day preceding such date, as reported by the exchange or Nasdaq, as the case may be; (ii) if the Common Stock is not listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, but is traded in the over-the-counter market, the closing bid price of the Common Stock on the last trading day preceding such date for which such quotations are reported by the National Quotation Bureau, Incorporated or similar publisher of such quotations; and (iii) if the fair market value of the Common Stock cannot

----------------------------                         ---------------------------
CUSIP No. 50575Q 10 2                                   Page 9 of 15 Pages
----------------------------                         ---------------------------

be determined pursuant to clause (i) or (ii) above, such price as the Company shall determine, in good faith. The "value" of a surrendered portion of the Option means, as of the exercise date, an amount equal to the excess of the total fair market value of the shares of Common Stock underlying the surrendered portion of the Option (as determined in accordance with the immediately preceding sentence) over the total purchase price of such shares of Common Stock underlying the surrendered portion of the Option. The Company shall issue a certificate or certificates evidencing the Option Shares as soon as practicable after the notice and payment is received. The certificate or certificates evidencing the Option Shares shall be registered in the name of the person or persons so exercising the Option.

                7.3.3 Payment Through Bank or Broker. At the election of the Consultant, the Consultant may make arrangements satisfactory to the Company with a Bank or broker who is member of the National Association of Securities Dealers, Inc. to either (a) sell on the exercise date a sufficient number of the Option Shares being purchased so that the net proceeds of the sale transaction will at least equal the Exercise Price multiplied by the number of Option Shares being purchased pursuant to such exercise, plus the amount of any applicable withholding taxes and pursuant to which the bank or broker undertakes irrevocably to deliver the full Exercise Price multiplied by the number of Option Shares being purchased pursuant to such exercise, plus the amount of any applicable withholding taxes to the Company on a date satisfactory to the Company, but no later than the date on which the sale transaction would settle in the ordinary course of business or (b) obtain a "margin commitment" from the bank or broker pursuant to which the bank or broker undertakes irrevocably to deliver the full Exercise Price multiplied by the number of Option Shares being purchased pursuant to such exercise, plus the amount of any applicable withholding taxes to the Company, immediately upon receipt of the Option Shares.

                7.3.4 Payment Price of Withholding Tax. Any required withholding tax may be paid in cash or with Common Stock in accordance with Sections 7.3.1.,
7.3.2. or 7.3.3

                7.3.5 Exchange Act Compliance. Notwithstanding the foregoing, the Company shall have the right to reject payment in the form of Common Stock if in the opinion of counsel for the Company, (i) it could result in an event of "recapture" under Section 16(b) of the Securities Exchange Act of 1934, as amended ("Exchange Act"); (ii) such shares of Common Stock may not be sold or transferred to the Company; or (iii) such transfer could create legal difficulties for the Company.

        8. Nonassignability. The Option shall not be assignable or transferable except by will or by the laws of descent and distribution in the event of the death of the Consultant. No transfer of the Option by the Consultant by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and a copy of the will and such other evidence as the Company may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the Option.

----------------------------                         ---------------------------
CUSIP No. 50575Q 10 2                                   Page 10 of 15 Pages
----------------------------                         ---------------------------

        9. Company Representations. The Company hereby represents and warrants to the Consultant that:

                (1) the Company, by appropriate and all required action, is duly authorized to enter into this Agreement and consummate all of the transactions contemplated hereunder; and

                (2) the Option Shares, when issued and delivered by the Company to the Consultant in accordance with the terms and conditions hereof, will be duly and validly issued and fully paid and non-assessable.

        10. Consultant Representations. The Consultant hereby represents and warrants to the Company that

                (1) he is acquiring the Option and shall acquire the Option Shares for his own account and not with a view towards the distribution thereof;

                (2) he has received a copy of all reports and documents required to be filed by the Company with the Commission pursuant to the Exchange Act within the last 24 months and all reports issued by the Company to its stockholders;

                (3) he understands that he must bear the economic risk of the investment in the Option Shares, which cannot be sold by his unless they are registered under the Securities Act of 1933 (the "1933 Act") or an exemption therefrom is available thereunder and that the Company is under no obligation to register the Option Shares for sale under the 1933 Act;

                (4) in his position with the Company, he has had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (ii) above;

                (5) he is aware that the Company may place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the 1933 Act or an exemption therefrom as provided herein; and

                (6) if, at the time of issuance of the Option Shares, the issuance of such shares have not been registered under the 1933 Act, the certificates evidencing the Option Shares may bear the following legend:

                "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities

----------------------------                         ---------------------------
CUSIP No. 50575Q 10 2                                   Page 11 of 15 Pages
----------------------------                         ---------------------------

                Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

        11. Restriction on Transfer of Option Shares. Anything in this Agreement to the contrary notwithstanding, the Consultant hereby agrees that he shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him without registration under the 1933 Act, or in the event that they are not so registered, unless (i) an exemption from the 1933 Act registration requirements is available thereunder, and (ii) the Consultant has furnished the Company with notice of such proposed transfer and the Company's legal counsel, in its reasonable opinion, shall deem such proposed transfer to be so exempt.

        12. Miscellaneous.

            12.1 Notices. All notices, requests, deliveries, payments, demands and other communications which are required or permitted to be given under this Agreement shall be in writing and shall be either delivered personally or sent by registered or certified mail, or by private courier, return receipt requested, postage prepaid to the Company at its principal executive office and to the Consultant at his address set forth below, or to such other address as either party shall have specified by notice in writing to the other. Notice shall be deemed duly given hereunder when delivered or mailed as provided herein.

            12.2 Conflicts with Plan. This Agreement and the Option shall, in all respects, be subject to the terms and conditions of the Plan, whether or not stated herein. In the event of a conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan shall in all respects be controlling.

            12.3 Shareholder Rights. The Consultant shall not have any of the rights of a shareholder with respect to the Option Shares until such shares have been issued after the due exercise of the Option.

            12.4 Waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

            12.5 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended except by writing executed by the Consultant and the Company.

            12.6 Binding Effect; Successors. This Agreement shall inure to the benefit of and be binding upon the parties hereto and, to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

----------------------------                         ---------------------------
CUSIP No. 50575Q 10 2                                   Page 12 of 15 Pages
----------------------------                         ---------------------------

            12.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to choice of law provisions).

            12.8 Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.


         IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.

Consultant:                         LADENBURG THALMANN FINANCIAL SERVICES INC.


   /s/ David Thalheim               By:   /s/ Victor M. Rivas
---------------------                  -----------------------------
David Thalheim                           Victor M. Rivas, President


Address of Consultant:              Address of Company

6 Trusdale Drive                    1055 Stewart Avenue
Old Westbury, NY 11568              Bethpage, New York 11714

----------------------------                         ---------------------------
CUSIP No. 50575Q 10 2                                   Page 13 of 15 Pages
----------------------------                         ---------------------------


                      FORM OF NOTICE OF EXERCISE OF OPTION

-----------------------
        DATE

Ladenburg Thalmann Financial Services Inc.
1055 Stewart Avenue
Bethpage, NY 11714
Attention:  Stock Option Committee of Board of Directors

                  Re:      Purchase of Option Shares

Gentlemen:

         In accordance with my Stock Option Agreement dated as of May 7, 2001 ("Agreement") with Ladenburg Thalmann Financial Services Inc. (the "Company"), I hereby irrevocably elect to exercise the right to purchase _________ shares of the Company's common stock ("Common Stock"), which are being purchased for investment and not for resale.

         As payment for my shares, enclosed is (check and complete applicable box[es]):

        |_| a [personal check] [certified check] [bank check] payable to the order of "Ladenburg Thalmann Financial Services Inc." in the sum of $_________;

        |_|     confirmation of wire transfer in the amount of $_____________;
                and/or

        |_| certificate for ____ shares of the Company's Common Stock, free and clear of any encumbrances, duly endorsed, having a Fair Market Value (as such term is defined in the Agreement) of $---------.

        |_| I hereby surrender that portion of the unexercised, but exercisable, portion of the Option having a value equal to the purchase price multiplied by the number of shares of Common Stock being purchased hereunder, to wit: the Option to purchase _____ Option Shares.

        |_| through broker payment as provided in Section 7.3.3 (see broker letter attached)

         I hereby represent, warrant to, and agree with, the Company that

        (i) I am acquiring the Option Shares for my own account and not with a view towards the distribution thereof;

----------------------------                         ---------------------------
CUSIP No. 50575Q 10 2                                   Page 14 of 15 Pages
----------------------------                         ---------------------------

         (ii) I have received a copy of the Plan and all reports and documents required to be filed by the Company with the Commission pursuant to the Exchange Act within the last 24 months and all reports issued by the Company to its stockholders;

        (iii) I understand that I must bear the economic risk of the investment in the Option Shares, which cannot be sold by me unless they are registered under the Securities Act of 1933 (the "1933 Act") or an exemption therefrom is available thereunder and that the Company is under no obligation to register the Option Shares for sale under the 1933 Act;

        (iv) I understand I am subject to the Company's Insider Trading Policy and have received a copy of such policy as of the date of this Agreement;

        (v) I agree that I will not sell, transfer by any means or otherwise dispose of the Option Shares acquired by me hereby except in accordance with Company's policy, if any, regarding the sale and disposition of securities owned by employees and/or directors of the Company;

        (vi) in my position with the Company, I have had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (ii) above;

        (vii) I am aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the 1933 Act or an exemption therefrom as provided herein;

        (viii) in my rights with respect to the Option Shares shall, in all respects, be subject to the terms and conditions of this Company's 1999 Performance Equity Plan and this Agreement; and

        (ix) the certificates evidencing the Option Shares shall bear the following legend:

             "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

----------------------------                         ---------------------------
CUSIP No. 50575Q 10 2                                   Page 15 of 15 Pages
----------------------------                         ---------------------------


         Kindly forward to me my certificate at your earliest convenience.

         Very truly yours,


         ------------------------------     ------------------------------
         (Signature)                        (Address)


         ------------------------------     ------------------------------
         (Print Name)                       (Address)


                                            ------------------------------
                                            (Social Security Number)